Exhibit 99.1

NWTN Inc. Announces Change to Voting Agenda for Upcoming Extraordinary General Meeting

DUBAI, UAE, Aug. 8, 2025 -- NWTN Inc. (Nasdaq: NWTN) (the “Company” or “NWTN”), a Nasdaq-listed company headquartered in the UAE, today announced a change to the voting agenda for its upcoming extraordinary general meeting of shareholders (the “EGM”) scheduled for August 12, 2025 at 3 p.m. Dubai local time.

On July 28, 2025, the Company announced that it will hold the EGM on August 12, 2025 at 3 p.m., Dubai local time. On August 7, 2025, the Company intended to withdraw the proposal regarding the removal of certain directors from the board (the “Proposal No.2”) from the voting agenda of the upcoming EGM. Accordingly, the Company informed its share registrar and transfer agent, Continental Stock Transfer & Trust Company, of such intended withdrawal of Proposal No.2.

About NWTN Inc.

NWTN Inc. (Nasdaq: NWTN), a UAE-headquartered global intelligent technology company, focuses on smart mobility, smart manufacturing, and smart contracts. By integrating smart manufacturing with its global ecosystem platform, the Group is expanding its smart technology ecosystem across markets including MENA, Southern Europe, and beyond, driving sustainable development through technological innovation.